

Mail Stop 7010

December 30, 2008

Mr. Charles G. Masters
President, CEO & Acting CFO
Deer Valley Corporation
4218 W. Linebaugh Ave.
Tampa, FL 33624

      RE: **Form 10-KSB for the fiscal year ended December 31, 2007**
                Forms 10-Q for the periods ended March 31, 2008, June 30, 2008 and
                September 30, 2008
                File No. 0-5388

Dear Mr. Masters:

      We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Lisa Haynes, Staff Accountant, at (202) 551-3424.

                      Sincerely,

                      Rufus Decker
                      Accounting Branch Chief